UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement by Embraer S.A. of

Offers to Purchase for Cash Certain Outstanding Securities Listed Below

São Paulo, September 22, 2025 – Embraer S.A. (“Embraer”) (NYSE: ERJ) announces that:

Morgan Stanley & Co. LLC (the “Offeror”), with the consent of Embraer and Embraer Netherlands Finance B.V. (“Embraer Finance”) has commenced cash tender offers (each offer, an “Offer” and, collectively, the “Offers”) of outstanding (i) 6.950% senior unsecured guaranteed notes due 2028 (the “2028 Notes”) and (ii) 7.000% senior unsecured guaranteed notes due 2030 (the “2030 Notes” and, together with the 2028 Notes, the “Notes”) in each case, issued by Embraer Finance and guaranteed by Embraer, for an aggregate principal amount of Notes that will not result in an Aggregate Purchase Price (as defined in the Offer to Purchase) exceeding US$750,000,000 (subject to increase or decrease by the Offeror in its sole discretion, the “Maximum Tender Amount”):

Title of Security	CUSIP / ISIN	Principal Amount Outstanding	Acceptance Priority Level	Reference U.S. Treasury Security	Bloomberg Reference Page(1)	Fixed Spread(2)	Early Tender Payment(3)	Hypothetical Total Consideration(4)
6.950% Senior Unsecured Guaranteed Notes due 2028	Regulation S: N29505 AA7 / USN29505AA70 Rule 144A: 29082H AC6 / US29082HAC60	US$329,254,000	1	4.250% due January 15, 2028	FIT5	50 bps	US$50.00	$1,062.21
7.000% Senior Unsecured Guaranteed Notes due 2030	Regulation S: N29505 AB5 / USN29505AB53 Rule 144A: 29082H AD4 / US29082HAD44	US$750,000,000	2	3.625% due August 31, 2030	FIT1	75 bps	US$50.00	$1,105.45

(1)	The applicable page on Bloomberg from which the Dealer Manager will quote the bid side price of the Reference U.S. Treasury Security.
(2)	Inclusive of Early Tender Payment.
(3)

Per US$1,000 principal amount. The Total Consideration (as defined in the Offer to Purchase) for Notes validly tendered and not validly withdrawn on or prior to the Early Tender Date and accepted for purchase is calculated using the applicable Fixed Spread and is inclusive of the Early Tender Payment.

(4)

Per US$1,000 principal amount of Notes validly tendered and accepted for purchase, based on a yield (i) in the case of the 2028 Notes, to the maturity date, or (ii) in the case of the 2030 Notes, to the maturity date or the par call date, as applicable, in accordance with standard market practice, equal to the sum of: the applicable Fixed Spread for the applicable series of Notes, plus the applicable yield-to-maturity, calculated based on the bid-side price of the Reference U.S. Treasury Security applicable for that series as of 10:00 a.m. (New York City time) on September 19, 2025, assuming a treasury settlement date of September 22, 2025, and an Early Settlement Date of October 7, 2025. We make no representation with respect to the actual consideration that may be paid in connection with the Offers, and such amounts may be greater or less than those shown in the above table depending on the yield of the applicable Reference U.S. Treasury Security on the Price Determination Date. The Total Consideration and Tender Consideration (each as defined below) do not include Accrued Interest, which will be payable in cash.

Information on the Offers

The Offers are scheduled to expire at 5:00 p.m., New York City time, October 21, 2025, unless extended or earlier terminated by the Offeror in its sole discretion (such time and date, as it may be extended or earlier terminated (the “Expiration Date”). Holders of Notes who validly tender (and do not validly withdraw) their Notes at or prior to 5:00 p.m., New York City time, on October 3, 2025, unless extended or earlier terminated by the Offeror in its sole discretion (such time and date, as it may be extended or earlier terminated, the “Early Tender Date”) will be eligible to receive the Total Consideration for the Notes. Holders of Notes who validly tender their Notes after the Early Tender Date but at or prior to the Expiration Date in the manner described in the Offer to Purchase will not be eligible to receive the Early Tender Payment and will, therefore, only be eligible to receive the Tender Consideration (as defined in the Offer to Purchase). Validly tendered Notes may be validly withdrawn at any time prior to the Early Tender Date but not thereafter, except as the Early Tender Date may extended or earlier terminated by the Offeror in its sole discretion.

Subject to the Maximum Tender Amount, the amount of a series of Notes that are accepted for purchase in the Offers on any Settlement Date (as defined herein) will be based on the order of priority (the “Acceptance Priority Level”) for such series of Notes set forth in the table above, subject to the proration arrangements applicable to the Offers and as otherwise described in the Offer to Purchase.

The “Total Consideration” payable per US$1,000 principal amount of Notes validly tendered and accepted for purchase pursuant to the Offers, will be determined in the manner described in the Offer to Purchase by reference to the applicable Fixed Spread for such Notes specified in the tables above plus the applicable yield based on the bid-side price of the applicable U.S. Treasury Reference Security specified in the tables above at 10:00 a.m., New York City time, on the Price Determination Date. The “Tender Consideration” equals the Total Consideration minus the Early Tender Payment.

If the aggregate principal amount of the Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date or the Expiration Date exceeds the Maximum Tender Amount, a prorated amount of the Notes validly tendered (and not validly withdrawn) by holders of the Notes at or prior to the Early Tender Date or the Expiration Date, as the case may be, will be accepted for purchase.

Settlement

Holders of the Notes that have validly tendered and not validly withdrawn their Notes at or prior to the Early Tender Date and whose Notes are accepted for purchase shall, if the Offeror so elects, receive the Total Consideration on the early settlement date, which date is expected to occur two business days following the Early Tender Date (the “Early Settlement Date”). If the Offeror does not, in its sole discretion, elect to pay for such tendered Notes prior to the Expiration Date, then the Early Settlement Date will be the same as the final settlement date, which date is expected to occur two business days following the Expiration Date (the “Final Settlement Date” and, together with the Early Settlement Date, each a “Settlement Date”).

Conditions to Offers

Embraer Finance and Embraer have consented to the Offeror making the Offers. It is intended that the Notes validly tendered (and not withdrawn) and purchased by the Offeror in the Offers will be exchanged by the Offeror with Embraer Finance by means of an exchange settlement agreement.

The Offeror’s obligation to purchase Notes in the Offers is conditioned on the satisfaction or waiver of a number of conditions described in the Offer to Purchase, including, but not limited to, (i) the completion by Embraer Finance of a new debt financing on satisfactory terms and conditions (the “Debt Financing”) and (ii) the exchange settlement agreement between the Offeror, Embraer Finance and Embraer having been entered into and having remained in full force and effect at all times until the Final Settlement Date. The Debt Financing will comprise Embraer Finance’s issuance of new notes to be guaranteed by Embraer. There can be no assurance that Embraer Finance will complete timely, or at all, the Debt Financing or that the financing condition or any other condition will be satisfied.

Neither of the Offers is conditioned upon the tender of any minimum principal amount of Notes of such series or of the other series. However, the Offers are subject to the Maximum Tender Amount. The Offeror reserves the right, but is under no obligation, to increase or decrease the Maximum Tender Amount at any time without reinstating withdrawal rights or extending the Early Tender Date, subject to compliance with applicable law. In the event of a termination of an Offer, neither the applicable consideration nor Accrued Interest will be paid or become payable to the holders of the applicable series of Notes, and the Notes tendered pursuant to such Offer will be promptly returned to the tendering holders. The Offeror has the right, in its sole discretion, to not to accept any tenders of Notes for any reason and to amend or terminate the Offers at any time.

Subsequent Redemptions or Repurchases

From time to time after the Expiration Date or termination or withdrawal of any of the Offers, the Offeror, Embraer or any of their affiliates may acquire any Notes that are not purchased pursuant to the Offers through open market purchases, privately-negotiated transactions, tender offers, exchange offers, redemptions or otherwise, upon such terms and at such prices as the Offeror, Embraer or any of their affiliates may determine, which may be more or less than the price to be paid pursuant to the Offers and could be for cash or other consideration. Embraer may also exercise its right to redeem any Notes not purchased in the Offers and that remain outstanding after the Expiration Date pursuant to the respective indenture governing such series of Notes. As of the date of this press release, it is Embraer Finance’s intention, but Embraer Finance is under no obligation, to redeem the 2028 Notes via the make-whole call following the consummation, termination or withdrawal of the Offers. There can be no assurance as to which, if any, of these alternatives or combinations thereof the Offeror will choose to pursue in the future.

For More Information

The terms and conditions of the Offers are described in the Offer to Purchase. Copies of the Offer to Purchase are available at www.dfking.com/embraer and by request to D.F. King & Co., Inc., the tender agent and information agent for the Offers (the “Tender and Information Agent”). Requests for copies of the Offer to Purchase should be directed to the Tender and Information Agent at +1 (800) 488-8095 (toll free) and +1 (646) 665-7701 (collect) or by e-mail to embraer@dfking.com.

The Offeror reserves the right, in its sole discretion, not to accept any tenders of Notes for any reason. The Offeror is making the Offers only in those jurisdictions where it is legal to do so.

Morgan Stanley & Co. LLC is acting as dealer manager (the “Dealer Manager”) in connection with the Offers. The Dealer Manager can be contacted at their telephone numbers set forth on the back cover page of the Offer to Purchase with questions regarding the Offers.

Disclaimer

None of the Offeror, Embraer, the Dealer Manager, the Tender and Information Agent, the trustee for the Notes, or any of their respective affiliates, is making any recommendation as to whether holders should or should not tender any Notes in response to the Offers or expressing any opinion as to whether the terms of the Offers are fair to any holder. Holders of the Notes must make their own decision as to whether to tender any of their Notes and, if so, the principal amount of Notes to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Offers.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. The Offers are being made solely by means of the Offer to Purchase. The Offers are not being made to holders of the Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of Embraer by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the Offers. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

Embraer S.A.

Antonio Carlos Garcia

Head of Investor Relations

+55 (11) 3040-6874

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations